Filed Pursuant to Rule 433

Registration Statement No. 333-213383-05

Dated February 12, 2018

Commonwealth Edison Company

First Mortgage 4.000% Bonds, Series 124, due 2048

February 12, 2018

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings*:	A1 (Moody’s); A- (S&P); A (Fitch)
Securities:	First Mortgage 4.000% Bonds, Series 124
Trade Date:	February 12, 2018
Settlement Date**:	February 20, 2018 (T+5)
Principal Amount:	$800,000,000
Maturity Date:	March 1, 2048
Coupon:	4.000%
Benchmark Treasury:	2.750% due November 15, 2047
Benchmark Treasury Price / Yield:	92-09+ / 3.151%
Spread to Benchmark Treasury:	85 basis points
Yield to Maturity:	4.001%
Public Offering Price:	99.981% of the principal amount
Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2018
Optional Redemption Provisions:	At any time prior to September 1, 2047 (six months prior to the maturity date), at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points; and on or after September 1, 2047, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date
CUSIP/ ISIN:	202795 JM3 / US202795JM30
Joint Book Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC
Senior Co-Managers:	KeyBanc Capital Markets Inc. The Williams Capital Group, L.P.
Co-Managers:	Cabrera Capital Markets, LLC Guzman & Company Loop Capital Markets LLC Mischler Financial Group, Inc. Telsey Advisory Group LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about February 20, 2018, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act,

trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Scotia Capital (USA) Inc. at 1-800-372-3930.